                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the Plan year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from              to             .
                                         ------------    ------------


                        COMMISSION FILE NUMBER 001-12335

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          BUTLER MANUFACTURING COMPANY
                              1540 GENESSEE STREET
                             KANSAS CITY, MO 64102

                                    CONTENTS

                                                                          PAGE
                                                                          ----
Independent Auditor's Report                                                1

AUDITED FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits                              2
Statement of Changes in Net Assets Available for Benefits                   3
Notes to Financial Statements                                               4

Signature Page                                                              9

Exhibit Index                                                               10
Exhibit 23            Independent Auditors' Consent
Exhibit 99.1          Certification of Periodic Report
Exhibit 99.2          Certification of Periodic Report

                          INDEPENDENT AUDITORS' REPORT



The Retirement Administrative Committee
Butler Manufacturing Company:


We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust Plan (the Plan) as of December 31, 2002, and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP








Kansas City, Missouri
May 30, 2003

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                EIN: 44-0188420
                                    PN: 042

                Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001


                                                               2002             2001
                                                            ---------        ---------
Assets:
  Investments:
    Fidelity Management Trust Company:
       Managed Income Portfolio                            $  962,357          887,993
       Puritan Fund                                         1,474,677        1,534,049
       Magellan Fund                                        1,704,005        2,210,387
       Equity Income Fund                                     795,276          947,571
       Retirement Money Market Trust                        1,583,308        1,427,267
       Aggressive Growth Fund                                  55,846           83,354
       Freedom 2000 Funds                                      94,550           94,974
       U.S. Bond Index Fund                                   141,089           97,731
       Other                                                   84,048           59,814
  Butler common stock fund                                     83,407          111,149
  Participant loans outstanding                               374,563          425,891
                                                            ---------        ---------
           Total investments                                7,353,126        7,880,180
                                                            ---------        ---------
  Receivables:
    Employee contributions receivable                          13,537           62,121
                                                            ---------        ---------

           Total receivables                                   13,537           62,121
                                                            ---------        ---------

           Net assets available for benefits               $7,366,663        7,942,301
                                                            =========        =========

See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                EIN: 44-0188420
                                    PN: 042

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001


                                                                                    2002                   2001
                                                                                -----------            -----------
Contributions:
   Employee                                                                    $    777,261                846,240
   Employer                                                                           5,850                 54,416
                                                                                -----------            -----------
               Total contributions                                                  783,111                900,656

Investment income:
   Net depreciation in fair value of investments                                   (964,431)              (534,736)
   Interest and dividends                                                           189,609                285,517
Other:
   Distributions                                                                   (571,218)              (329,246)
   Administrative expenses                                                          (11,014)               (11,393)
   Net transfers to another employer-sponsored fund                                  (1,695)                (7,509)
                                                                                -----------            -----------
               Increase (decrease) in net assets available for benefits            (575,638)               303,289

Net assets available for benefits:
   Beginning of year                                                              7,942,301              7,639,012
                                                                                -----------            -----------
   End of year                                                                 $  7,366,663              7,942,301
                                                                                ===========            ===========


See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                     PN: 042

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)  GENERAL

            In 1991, Butler Manufacturing Company (the Company) established the Galesburg Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company. The trustee of the Plan is the Fidelity Management Trust Company (Fidelity), which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

       (B)  BASIS OF PRESENTATION

            The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

       (C)  ASSETS HELD IN MASTER TRUST

            All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by Fidelity based on the fair value of the investments.

            The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

            Investments, which exceeded 5% of the net assets available for benefits at December 31, 2002, and 2001, are shown individually in the statements of net assets available for benefits.

       (D)  ADMINISTRATIVE EXPENSES

            The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

       (E)  ELIGIBILITY

            All full-time Galesburg union hourly employees of the Company, having completed four months of employment, are eligible to participate in the Plan.

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                EIN: 44-0188420
                                    PN: 042

                          Notes to Financial Statements

                           December 31, 2002 and 2001




       (F)  VESTING

            All eligible employees participating in the Plan are immediately 100% vested in employer and participant contributions.

       (G)  TERMINATION

            Although it has expressed no intention to do so, the Company's board of directors may terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

       (H)  USE OF ESTIMATES

            The Plan utilizes a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)    CONTRIBUTIONS

       Employees may contribute to the Plan from 1 to 20% of their compensation in 1% increments, subject to applicable Internal Revenue Service (IRS) regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company. The Company can elect to provide a matching contribution out of the Galesburg gain-sharing plan in an amount no greater than 25% of employee contributions. This match is limited to 6% of employee compensation. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability, or death, if the Company has made a company-matching contribution under the Butler Manufacturing Company 401(k) Employee Savings Trust Plan.

(3)    DISTRIBUTIONS

       If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies, or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution.

       All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

       Distributions payable to vested participants at December 31, 2002, and 2001 were $67,041 and $37,250, respectively. These distributions are not recorded as a liability in the accompanying financial statements; however, they are recorded as a liability of the Plan for purposes of the Plan's Form 5500.

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                    PN: 042

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(4)    IN-SERVICE WITHDRAWALS

       Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

(5)    LOANS TO PARTICIPANTS

       At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders, or highly compensated participants.

(6)    ASSETS HELD IN MASTER TRUST

       The net assets of the Master Trust available for all participating plans at December 31, 2002, and 2001 are as follows:

                                                                     2002            2001
                                                                 ------------     -----------
Assets:
 Investments:
   Short-term investments                                        $ 13,705,245      12,657,351
   Fixed income funds                                              13,732,231      11,868,079
   Domestic equities funds                                         57,629,522      68,108,401
   International equities funds                                     1,461,344       1,507,679
   Butler common stock fund                                         2,765,984       3,321,973
   Participant loans outstanding, at interest rates ranging
        from 9% to 10%                                              3,010,882       3,161,823
                                                                 ------------     -----------
                                                                   92,305,208     100,625,306
 Receivables:
   Employee contribution receivable                                    33,174         619,833
   Employer contribution receivable                                                 1,663,035
                                                                 ------------     -----------
             Total net assets available for benefits             $ 92,338,382     102,908,174
                                                                 ============     ===========

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                 EIN: 44-0188420
                                    PN: 042

                          Notes to Financial Statements

                           December 31, 2002 and 2001



The changes in net assets of the Master Trust for the years ended December 31, 2002, and 2001 are as follows:



                                                                        2002              2001
                                                                   ------------      ------------
Additions:
    Employer contributions                                        $       6,737         1,716,159
    Employee contributions                                            8,967,929         9,023,088
    Rollovers                                                            54,532            52,760
    Interest and dividend income                                      2,185,031         3,262,692
                                                                   ------------      ------------
         Total additions                                             11,214,229        14,054,699

Change in fair value of investments:
    Mutual funds                                                    (14,676,585)       (9,870,542)
    Butler common stock fund                                         (1,136,126)          319,158
                                                                   ------------      ------------
         Total change in fair value of investments                  (15,812,711)       (9,551,384)

Deductions:
    Distributions                                                    (5,886,614)       (7,045,615)
    Administrative expenses                                             (84,696)          (84,599)
                                                                   ------------      ------------
         Total deductions                                            (5,971,310)       (7,130,214)
                                                                   ------------      ------------
         Net decrease                                               (10,569,792)       (2,626,899)

Net assets available for benefits:
    Beginning of year                                               102,908,174       105,535,073
                                                                   ------------      ------------
    End of year                                                   $  92,338,382       102,908,174
                                                                   ============      ============


(7)    INVESTMENT PORTFOLIO RISK

       The Plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(8)    FEDERAL INCOME TAXES

       The Plan has received a favorable determination letter, dated July 16, 2002, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from Federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY
                  GALESBURG HOURLY EMPLOYEE SAVINGS TRUST PLAN

                                EIN: 44-0188420
                                    PN: 042

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(9)    FORM 5500 RECONCILIATION

       The reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2002, and 2001 is as follows:



                                                                             2002            2001
                                                                         -----------     -----------
Net assets available for benefits per the financial statements          $ 7,366,663       7,942,301
Benefit obligations currently payable                                       (67,041)        (37,250)
                                                                         -----------     -----------
           Net assets available per the Form 5500                       $ 7,299,622       7,905,051
                                                                         ===========     ===========



The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to the Form 5500.


Benefits paid to participants per the financial statements                       $   571,218
Amounts currently payable at December 31, 2002                                        67,041
Amounts currently payable at December 31, 2001                                       (37,250)
                                                                                  ----------
           Benefits paid to participants per the Form 5500                       $   601,009
                                                                                  ==========

                          BUTLER MANUFACTURING COMPANY
                    GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


                                   SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





June 30, 2003                                     /s/ Larry C. Miller
-------------                                     -------------------
Date                                              Larry C. Miller
                                                  Vice President - Finance,
                                                  and Chief Financial Officer

                                  EXHIBIT INDEX




EXHIBIT NO.            EXHIBIT DESCRIPTION
-----------            -------------------
23                     Independent Auditors' Consent
99.1                   Certification of Periodic Report
99.2                   Certification of Periodic Report